Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-132868

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
4.50% Senior Notes due May 28, 2009	$3,000,000	$118
(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

Pricing Supplement No. 6 dated May 23, 2008

(To the Prospectus dated March 31, 2006, as supplemented

by the Prospectus Supplement dated March 6, 2008 and the

Prospectus Supplement No. 2 dated March 31, 2008)

ZIONS BANCORPORATION

$3,000,000

4.50% Senior Medium-Term Notes due May 28, 2009

Pricing Supplement No. 6

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due May 28, 2009 (the “Notes”).

CUSIP	98970EBV0

Aggregate Principal Amount:	$3,000,000

Placement Agent Fee:	0.125% of Principal Amount ($3,750)

Net Proceeds:	$2,995,000

Initial Settlement Date:	May 28, 2008

Coupon:	4.50%

Final Price:	100.000%

Maturity:	May 28, 2009

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated March 6, 2008 to read about certain factors you should consider before buying the Notes.

The Notes will be our senior unsecured obligations. The Notes will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$3,000,000

4.50% Senior Medium-Term Notes due May 28, 2009

Pricing Supplement No. 6 (continued)

Interest Payment Dates:	Interest will be paid semiannually on May 28 and November 28, beginning on November 28, 2008 to holders of record as of the preceding May 13 and November 13, respectively.

Day Count:	30/360

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. On May 22, 2008 Zions Bancorporation priced $22,133,000 of the Notes. On May 23, 2008, Zions Bancorporation reopened and issued an additional $3,000,000 aggregate principal amount of Notes, on the same terms as the Notes that priced on May 22, 2008. The Notes that priced on May 23, 2008 will have the same CUSIP number as, and upon closing will trade interchangeably with, the Notes that priced on May 22, 2008. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company and its participants.

Ratings:

A3 (Moody’s); BBB+ (Standard & Poor’s); A (low) (DBRS); and A- (Fitch).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Placement Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on May 28, 2008, which is the second business day after the date of the pricing of the Notes (this settlement cycle being referred to as T+2). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.